UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 15, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: October 28, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL DIAMONDS INC. RECEIVES RULING THAT PALA OFFER
IN BREACH OF SOUTH AFRICAN SECURITIES LEGISLATION

October 15, 2008, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announced today that the Executive Director of the South African Securities Regulation Panel ("the SRP") in response to objections lodged by Rockwell issued a ruling on October 14, 2008 with respect to the unsolicited offer by Pala Investments Holdings Ltd. ("Pala") to acquire all of the outstanding shares of Rockwell for $0.36 per share ("the Offer").

The Executive Director has ruled that the Offer is in breach of certain of the provisions of the Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel of South Africa (collectively, "the SRP Code") and has ordered Pala to amend the Offer.

The guiding principle of the SRP Code is to ensure the fair and equal treatment of all security holders. The Executive Director has ruled that the Offer fails to properly consider the rights of option holders and warrant holders and ruled that appropriate offers must be made to the holders of outstanding Rockwell warrants and Rockwell options pursuant to Rule 12 of the SRP Code in instances where the warrants or options have a positive monetary value.

The Executive Director also ruled that the Offer fails to comply with the SRP Code because it is subject to several conditions which depend solely on the subjective judgment of Pala. Accordingly, Pala is obliged to issue a supplemental offer circular in which it amends the conditions set out in paragraphs 4(c), 4(l) and 4(o) of Pala's takeover bid circular by removing the elements of those conditions that are within Pala's subjective discretion to determine fulfilment.

The Executive Director specifically noted that he did not receive a copy of the Offer document until the day it was filed and that the Panel had not given its approval of the Offer document.

"Pala's failure to comply with certain of the requirements of the SRP Code is consistent with its opportunistic conduct in making the Offer," said John Bristow, President, Chief Executive Officer and director of Rockwell. "Pala has sought to circumvent the principles of fair and equal treatment of all security holders reflected in the SRP Code. In addition to undervaluing the Company and seeking to deprive security holders of the opportunity to share in the Company's significant upside potential, Pala seeks to intentionally deprive security holders of the rights afforded to them under the SRP Code. Our Special Committee and Board of Directors reiterate their unanimous recommendation that the Offer is inadequate and unfair, and shareholders should REJECT the Offer and NOT TENDER their shares."

The directors of Rockwell accept responsibility for the information contained in this announcement and confirm that to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact may be forward-looking statements, including, but not limited to, statements in this release about the expected upside potential of holding Rockwell shares, anticipated increases in the Company's level of production, decreases in operating costs and increases in the price of diamonds, the upward trend in the value of diamonds produced by Rockwell, and the likelihood of a better transaction emerging. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, but not limited to assumptions regarding the success of the Company's brownfields expansion efforts, the Company's cost structure, and matters that would affect a third party's decision to enter into an alternative transaction with the Company, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. The Company undertakes no obligation to update forward-looking statements except to the extent required by law. For more information on Rockwell, investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and its home jurisdiction filings that are available at www.sedar.com.